SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2005
or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN
(Full title of the plan)

SKYWEST, INC.
444 South River Road
St. George, Utah 84790
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office)

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Index to Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005

Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2005

Report of Independent Registered Public Accounting Firm

The Trustees of the SkyWest, Inc.
Employees’ Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Salt Lake City, Utah
June 27, 2006

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value:
Harris Associates Oakmark Select Fund	$14,107,755	$12,095,216
Neuberger Berman Genesis Fund	12,695,372	8,820,184
Janus Overseas Fund	12,005,185	8,027,940
Fidelity Magellan Fund	10,559,472	11,191,787
Fidelity Spartan Money Market Fund	10,306,564	10,272,766
Wasatch Small Cap Value Fund	8,416,486	6,641,904
Strong Growth Fund	7,644,681	7,366,102
American Century Equity Income Fund	6,389,850	5,827,014
Wasatch Small Cap Growth Fund	5,385,624	3,582,759
Fidelity Dividend Growth Fund	5,298,231	5,587,744
Turner Small Cap Equity Fund	5,028,932	5,166,144
Pimco Total Return Administrative Shares	4,680,123	3,627,124
Marsico Focus Fund	4,498,947	1,922,691
Fidelity Equity Income Fund	4,438,972	4,208,094
SkyWest, Inc. Common Stock	4,380,785	3,443,051
Fidelity Puritan Fund	4,275,688	3,906,294
RYDEX OTC Fund	3,827,066	3,844,922
Calamos Growth Fund	3,761,062	1,373,384
Nations International Value Investor Fund	3,137,944	2,718,870
WM. Blair Funds International Growth Fund	2,898,674	728,693
Banc of America Nations Marsico Focused Equities Fund	2,415,569	2,121,292
RS Global Natural Resources Fund	2,331,581	835,476
Oakmark Fund	2,255,271	1,096,136
Ameristock Mutual Fund	1,916,749	703,355
Vanguard Admiral Intermediate-Term Treasury Fund	1,757,900	1,671,996
Pimco Real Return Administrative Fund	1,727,871	917,620
Turner Mid Cap Growth Fund	1,538,229	1,044,549
Oakmark International Fund	1,396,038	600,600
Pimco Emerging Markets Bond Fund	1,287,336	507,103
Neuberger Berman High Income Bond Fund	1,238,278	544,400
Participant Directed Brokerage Accounts	1,217,829	1,117,002
Morley Stable Value Fund	982,835	582,143
	153,802,899	122,094,355
Participant loans	4,691,425	4,079,050
	$158,494,324	$126,173,405

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions:
Contributions:
Participants	$15,587,837
Employer	10,489,493
Total contributions	26,077,330

Investment income:
Interest and dividends	6,094,507
Net realized and unrealized gains in fair value of investments	6,347,846
Total investment income	12,442,353

Total additions, net	38,519,683

Deductions:
Distributions to participants	(5,936,136)
Administrative expenses	(262,628)
Total deductions	(6,198,764)

Increase in net assets available for benefits	32,320,919
Net assets available for benefits:
Beginning of the year	126,173,405

End of year	$158,494,324

See accompanying notes to financial statements

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005

(1)           Plan Description

The following description is provided for general information purposes only. More complete information regarding the plan’s provisions may be found in the plan document.

(a)           Participation

SkyWest, Inc. (the “Company”) adopted the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”), effective April 1, 1977. The Plan is a defined contribution plan and is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986 as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan has been amended at various times.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries. The Plan’s trustees include three employees of the Company. One of the three employees is an officer of the Company.

(b)           Eligibility

Employees who have completed 90 days of service are eligible to participate in the Plan. Participation is available to all employees of the Company and its affiliates. An eligible employee, who has enrolled, shall become a participant on the first day of the month coinciding with or following the date that the employee meets the respective eligibility requirements. Employees must affirmatively elect to participate in the Plan.

(c)           Contributions

Participants elect both the amount of salary reduction contributions and the allocation of the salary reduction contributions among the various investment alternatives within the Plan. Salary reduction contributions cannot exceed the lesser of 100% of the participant’s eligible compensation or the maximum amount allowable under the IRC, which was $14,000 during 2005.

Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan. Employees must be making contributions to the Plan in order to receive the employer match. During 2005, the Company matched each eligible participant’s salary reduction contribution at levels ranging from 2% to 6%, based on years of service. Additionally, each year the Company may make a discretionary contribution based on its earnings. An employee is eligible to participate in the discretionary contribution program when he or she has completed two years of service and is 18 years of age or older. The Company made a discretionary contribution of $4,063,887 in 2005. Company discretionary contributions are allocated based on the participants’ eligible compensation.

(d)           Benefits

Participants are immediately vested 100% in their account balances. Benefits are normally paid at retirement, disability, death, or other termination. Benefit distributions may be made in a single lump sum payment, installments, or an annuity. Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan agreement.

(e)           Investment Options

At December 31, 2005, the Plan provided for the following 32 investment fund options:

Harris Associates Oakmark Select Fund — This non-diversified fund seeks long-term capital appreciation from investments primarily in common stocks of 12 to 20 U.S. companies.

Neuberger Berman Genesis Fund — This fund seeks capital appreciation through investing primarily in common stocks of issuers located outside the United States.

Janus Overseas Fund — This fund normally invests 65% of its assets in common stocks of issuers located in at least five foreign countries.

Fidelity Magellan Fund — This fund seeks to achieve capital appreciation by investing mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential growth.

Fidelity Spartan Money Market Fund — This fund invests in high-quality, short-term money market securities of all types, U.S. dollar-denominated money market securities of domestic and foreign issuers, repurchase agreements, and reverse repurchase agreements.

Wasatch Small Cap Value Fund — This fund invests at least 65% of its assets in common stocks of companies with market capitalization less than $300 million. This fund is a long-term growth fund.

Strong Growth Fund — This fund normally invests at least 65% of its assets in equity securities that have prospects for above-average sales and earnings growth; high return on invested capital; sound balance sheets; and overall financial strength.

American Century Equity Income Fund — This fund seeks current income and capital appreciation as a secondary consideration by normally investing at least 85% of its assets in income-producing securities and at least 15% of its assets in equities.

Wasatch Small Cap Growth Fund — This fund seeks long-term growth of capital with income as a secondary concern. The fund normally invests at least 65% of its assets in equities that management believes have above-average appreciation potential.

Fidelity Dividend Growth Fund — This fund seeks capital appreciation. The fund normally invests at least 80% of assets in equity securities. It usually invests in companies that the advisor believes have the potential to pay dividends in the future. The fund invests in domestic and foreign issuers.

Turner Small Cap Equity Fund — This fund seeks capital appreciation through investing in a diversified portfolio of common stocks with market capitalizations not exceeding $1 billion.

Pimco Total Return Administrative Shares — This fund seeks total return consistent with preservation of capital. The fund normally invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The fund may invest up to 10% of assets in high yield securities rated B or higher. The portfolio duration generally ranges from three to six years.

Marsico Focus Fund — This fund seeks long-term growth of capital. The fund primarily invests in equity securities. It may invest up to 10% of assets in fixed-income securities, and up to 5% in high-yield bonds and mortgage and asset-backed securities. The fund invests in approximately 20 to 30 common stocks with growth potential. It may also invest without limit in equity and debt securities of foreign issuers. The fund is non-diversified.

Fidelity Equity Income Fund — This fund seeks to achieve reasonable income and also considers the potential for capital appreciation by investing mainly in income-producing equity securities.

SkyWest, Inc. Common Stock — Invests only in shares of the Company’s common stock. Shares of Company’s common stock are bought and sold through non-affiliated brokers based on participants’ elections. Voting rights for the common stock held in the SkyWest Common Stock Fund are passed through to participants.

Fidelity Puritan Fund — This fund invests in a broadly diversified portfolio of high-yielding equity and debt securities with preservation of capital as its main objective.

RYDEX OTC Fund — This fund seeks to provide investment results that correspond to the Nasdaq 100 index, a benchmark for over-the-counter securities.

Calamos Growth Fund — This fund seeks long-term capital growth. The fund invests primarily in equity securities, although it may invest in other securities that, according to the manager, present opportunities for capital appreciation. The investment-selection process emphasizes earnings-growth potential coupled with financial strength and stability. The fund may invest no more than 5% of assets in the securities of unseasoned issuers. It may also invest up to 25% of assets in foreign securities and may engage in various futures and options strategies.

Nations International Value Investor Fund — This fund seeks long-term capital appreciation. The fund normally invests at least 65% of its assets in foreign equities from at least three foreign countries.

WM. Blair Funds International Growth Fund — This fund seeks long-term capital appreciation. The fund invests primarily in a diversified portfolio of common stocks of foreign companies of all sizes. The adviser will normally allocate the funds investments among at least six different countries. Generally the funds investments will be divided among Continental Europe, the United Kingdom, Canada, Japan and the markets of the Pacific Basin. However, selective investments may also be made in Latin America and in emerging markets.

Banc of America Nations Marsico Focused Equities Fund — This fund seeks long-term growth of capital by investing at least 65% of its assets in common stocks of large companies with a core position of 20 to 30 common stocks.

RS Global Natural Resources Fund — RS Global Natural Resources Fund seeks long-term capital appreciation. The fund invests principally in equity securities of issuers in natural resources industries located in at least three countries, which may include the United States. Companies in natural resources industries include companies that are principally engaged in the discovery, development, production, or distribution of natural resources; the development of technologies for the production or efficient use of natural resources; or the furnishing of related supplies or services.

Oakmark Fund — This fund seeks long-term capital appreciation. The fund principally invests in United States securities. It may invest up to 25% of assets in securities rated below investment grade. The fund currently offers Class I and II shares. Class II shares are offered only to certain 401(k) and other tax-qualified plans.

Ameristock Mutual Fund — This fund seeks to invest in large-capitalization companies. The Fund utilizes the best of active (fundamental) and passive index portfolio management techniques.

Vanguard Admiral Intermediate-Term Treasury Fund — This fund seeks to provide current income from investing at least 85% of its assets in common stocks of large companies with a core position of 20 to 30 common stocks.

Pimco Real Return Administrative Fund — This fund invests at least 65% of its assets in inflation indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies, or government sponsored enterprises and corporations.

Turner Mid Cap Growth Fund — This growth fund invests primarily in common stocks with market capitalization amounts between $5 million and $6 billion that management believes offer strong earnings growth potential.

Oakmark International Fund — This fund seeks long-term capital appreciation. The fund normally invests in at least five countries outside of the United States. These securities are typically undervalued relative to their underlying economic value, as determined by the advisor. The advisor assigns long-term value primarily on the basis of a company’s ability to generate cash flow. Quality of management, market share, and degree of pricing power provide other parameters of value. Management does not expect to invest more than 35% of assets in securities of companies based in emerging markets.

Pimco Emerging Markets Bond Fund — This fund seeks total return consistent with capital preservation. The fund normally invests at least 80% of assets in emerging market fixed income securities. It may invest up to 20% of assets in various fixed income instruments issued by countries with developed foreign securities markets. The fund may also invest in futures contracts, options, equities, and convertibles. It may invest virtually all assets in securities rated below investment grade but rated B or higher. Typically, the average duration will not exceed eight years. The fund is non-diversified.

Neuberger Berman High Income Bond Fund —This fund seeks high total returns consistent with capital preservation. The fund normally invests in a diversified portfolio of U.S. intermediate-term, high-yield corporate bonds with maturities of ten years or less. Most of these bonds are below investment grade. Management expects to normally maintain a dollar-weighted average maturity between five and seven years.

Participant Directed Brokerage Accounts — This fund allows selected employees to invest up to 50% of their account balance in mutual funds or corporate stocks listed on the major exchanges. This fund is currently limited to 17 participants.

Morley Stable Value Fund — This fund is to provide a low-risk, moderate-yield investment for participants. The Fund is managed to earn a high level of return, consistent with, and providing for, preservation of capital and high credit quality.

(f)            Participants Loans Receivable

The Plan agreement provides for loans to be made to participants and beneficiaries. The loans must bear a reasonable rate of interest, have specific repayment terms and be adequately secured. Under no circumstances can the amount of the loan exceed the lesser of $50,000 or 50% of the participant’s vested account balance.

(g)           Parties-in-Interest

The Company and Fidelity Investments Company (“Fidelity”) are considered Parties-in-interest to the Plan. The Company’s common stock and Fidelity managed mutual funds are investment options in the Plan. Fidelity is the asset custodian for the Plan.

(2)                                 Summary of Significant Accounting Policies

(a)                                 Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

(b)                                 Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

(c)                                  Investment Valuation

The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Investments, other than participants’ loans receivable are carried at quoted market value. Shares of the registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. Loans receivable from participants are valued at face value, which approximates the future principal and interest payments discounted at prevailing interest rates for similar instruments. Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in the statement of changes in net assets available for benefits. Dividends and interest are reinvested as earned. Purchases and sales of investments are recorded on a trade-date basis.

(d)                                 Distributions to Participants

Distributions to participants are recorded when paid.

(e)                                  Expenses

The Plan pays substantially all administrative expenses of the Plan, other than legal fees, which are paid by the Plan sponsor.

(f)                                    Interest and Dividend Income

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

 (g)                              Termination of Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA. If the Plan is terminated, the participants are fully vested and have a non-forfeitable interest in their accounts.

(3)         Related Parties

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2005, the Plan made purchases of $2,041,088 and sales of $2,909,819 of the Company’s common stock.

A former director of the Company is a shareholder of Soltis Investment Advisors, Inc. (“Soltis”). Soltis provided investment advisory services to the Plan but provided no custodial services to the Plan during 2005. During the year ended December 31, 2005, Soltis received no fees directly from the Company for its services; however,  the Plan paid Soltis directly for advisory fees which were deducted on a quarterly basis. Each deduction for quarterly fees was reviewed by the Company’s management. During the year ended December 31, 2005, Soltis received approximately $263,000 in fees for services rendered in connection with the Plan.

(4)                                 Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 19, 2005, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. As of December 31, 2005, the Plan was required to make certain corrective distributions in order to remain qualified under IRC 401(a). Subsequent to December 31, 2005, the Plan made the corrective distributions in accordance with the IRS regulations.

(5)           Investments

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$2,041,511
Mutual funds	4,306,335
$6,347,846

(6)                                 Plan Amendments

During, 2005, the Plan was amended to change the approved method of testing for the actual deferral percentage and the actual contribution percentage test to the current year method. Additionally, the Plan was amended to reduce the threshold for mandatory cash-out distributions from $5,000 to $1,000.

(7)                                 Subsequent Event

Subsequent to the Plan year ended December 31, 2005, the Plan sponsor changed the advisory, custodial and record keeping services to Wells Fargo Institutional Trust Services.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN
EIN 87-0292166, Plan 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Harris Associates LP	428,828 shares of Oakmark Select Fund	$14,107,755

	Neuberger & Berman Management, Inc.	261,491 shares of Neuberger Berman Genesis Fund	12,695,372

	Janus Capital Corp.	377,169 shares of Janus Overseas Fund	12,005,185

*	Fidelity Investments Institutional Services Co.	99,206 shares of Magellan Fund	10,559,472

*	Fidelity Investments Institutional Services Co.	10,306,564 shares of Spartan Money Market Fund	10,306,564

	Wasatch Advisors Inc.	1,680,005 shares of Wasatch Small Cap Value Fund	8,416,486

	Strong Capital Management, Inc.	362,515 shares of Strong Growth Fund	7,644,681

	American Century Investments	817,120 shares of Equity Income Fund	6,389,850

	Wasatch Advisors Inc.	146,754 shares of Wasatch Small Cap Growth Fund	5,385,624

*	Fidelity Investments Institutional Services Co.	184,033 shares of Dividend Growth Fund	5,298,231

	Turner Investment Partners, Inc.	198,227 shares of Turner Small Cap Equity Fund	5,028,932

	Pimco Total Return Administrative Shares	445,764 shares Total Return Administrative Shares	4,680,123

	Marsico Capital Management LLC	246,946 shares of Marsico Focus Fund	4,498,947

*	Fidelity Investments Institutional Services Co.	84,123 shares of Equity Income Fund	4,438,972

*	SkyWest, Inc.	163,097 shares SkyWest, Inc. Common Stock	4,380,785

*	Fidelity Investments Institutional Services Co.	228,280 shares of Puritan Fund	4,275,688

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	RYDEX Global Advisors	347,915 shares of RYDEX OTC Fund	$3,827,066

	Calamos Investments LLC	68,314 shares of Calamos Growth Fund	3,761,062

	Nations International	139,093 shares of Nations International Value Investor Fund	3,137,944

	William Blair & Company	115,087 shares of WM. Blair Funds International Growth Fund	2,898,674

	Banc of America Advisors, Inc.	119,405 shares of Nations Marsico Focused Equities Fund	2,415,569

	RS Investments	71,417 shares of RS Global Natural Resources Fund	2,331,581

	Oakmark Fund	55,174 shares of Oakmark Fund	2,255,271

	Ameristock Corporation	49,780 shares of Ameristock Mutual Fund	1,916,749

	The Vanguard Group	160,833 shares of Vanguard Admiral Intermediate-Term Treasury Fund	1,757,900

	Pimco Real Return Administrative Fund	155,980 shares of Pimco Real Return Administrative Fund	1,727,871

	Turner Investment Partners, Inc.	56,201 shares of Turner Mid Cap Growth Fund	1,538,229

	Oakmark Fund	61,997 shares of Oakmark Fund	1,396,038

	Pimco Pacific Investment Management Series	115,371 shares of PMCO FDS Pacific Investment Management Series	1,287,336

	Neuberger & Berman Management, Inc.	135,953 shares of High Income Bond Fund	1,238,278

	Participant Directed Brokerage Accounts	Various Mutual Funds and Common Stock	1,217,829

	Morley Stable Value Fund	50,793 shares of Morley Stable Value Fund	982,835

*	Plan Participants	838 loans at 7% - 10% interest, with maturity dates through 2020 collateralized by respective participants’ account balances	4,691,425

			$158,494,324

*              Denotes party-in-interest

Column (d) is not required as all investments are participant-directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2006	SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN
By: SkyWest, Inc., Plan Sponsor

/s/ Bradford R. Rich
Bradford R. Rich
Executive VP, Chief Financial Officer and Treasurer
of SkyWest, Inc., Plan Sponsor

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm